Exhibit 21.1

Subsidiaries of Markland Technologies, Inc.

1.

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Name	State of Incorporation	Doing Business As:
EOIR Technologies, Inc	Virginia	EOIR Technologies, Inc.
ERGO Systems, Inc.	Virginia	Ergosystems, Inc.
Science and Technology Research, Inc.	Maryland	STR
Security Technology, Inc.	Delaware	STI
Technest Holdings, Inc.	Nevada	Technest Holdings, Inc.
Genex Technologies, Inc.	Maryland	Genex Technologies, Inc.